United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	38

GENERATING STRONG FREE CASH FLOW

VALE’S PERFORMANCE IN 2Q14

Rio de Janeiro, July 31, 2014 — Vale S.A. (Vale) delivered a strong operational performance in 2Q14, with iron ore production reaching 79.4 Mt, the best performance for a second quarter ever, with Carajás production reaching 29.3 Mt, due to the successful ramp-up of Plant 2.

Despite lower iron ore prices, Vale comfortably paid dividends in the amount of US$ 2.1 billion, while maintaining its total debt level at US$ 30.257 billion and preserving a similar cash position to the one in 1Q14 in the amount of US$ 7.067 billion.

In 2Q14 Vale posted an adjusted EBITDA of US$ 4.104 billion, including an improved contribution of US$ 609 million from the base metals business, on the back of improved EBITDA at Salobo (US$ 87 million), Onça Puma (US$ 106 million) and PT Vale Indonesia (US$ 107 million), and despite the effects of major planned maintenance in our Sudbury operations. Gross sales revenues were US$ 10.079 billion, an increase of 4.1% vs. 1Q14, despite the lower prices of iron ore.

In 1H14, we managed to reduce costs and expenses by US$ 249 million(1) vs. 1H13, with savings of US$ 31 million in 2Q14 vs. 2Q13, despite the maintenance stoppage in Sudbury and the additional costs associated with the interruption of production in VNC. Comparing 1H14 with 1H13, SG&A(2) decreased by US$ 144 million (25.3%), above our 10% reduction target for the year. R&D decreased by US$ 22 million (6.7%) and pre-operating and stoppage expenses(3) decreased by US$ 282 million (39.9%), still short of our 50% savings target.

In the first half of 2014, Vale’s capital expenditures totaled US$ 5.056 billion, representing a decrease of US$ 2.105 billion when compared to the US$ 7.161 billion spent in the first half of 2013. In the semester, sustaining capex amounted to US$ 1.658 billion, showing a decrease of about 21% when compared to 1H13.

Net income totaled US$ 1.428 billion against US$ 2.515 billion in the previous quarter, reflecting the effects of impairment on assets related to Simandou and the Integra Coal mine. Discussions with the Government of Guinea are advancing towards the recognition of and some sort of compensation for Vale´s investments made in the country. We remain diligent in developing alternatives that may enable us to retrieve value from those assets in the future.

We achieved solid results in ferrous minerals albeit at lower prices

•      Adjusted EBITDA for iron ore in 2Q14 of US$ 2.679 billion, in line with 1Q14, despite the lower iron ore prices.

•      Iron ore production of 79.4 Mt(4) in 2Q14, mainly due to the ramp-ups of Plant 2 (Additional 40Mt) and Conceição Itabiritos.

•      Iron ore and pellet sales volumes of 76.9 Mt in 2Q14, 13.4% higher than in 1Q14.

BM&F BOVESPA: VALE3, VALE5

NYSE: VALE, VALE.P

HKEx: 6210, 6230

EURONEXT PARIS: VALE3, VALE5

LATIBEX: XVALO, XVALP

www.vale.com

rio@vale.com

Investor Relations Department

Rogério T. Nogueira

Andre Figueiredo

Carla Albano Miller

Andrea Gutman

Claudia Rodrigues

Marcelo Bonança

Marcelo Lobato

Marcio Loures Penna

Tel: (55 21) 3814-4540

(1)  Amount is net of depreciation. Reduction calculated after adjusting for the US$ 244 million one-off positive impact from the gold stream transaction in 1Q13.

(2)  Amount is net of depreciation.

(3)  Amount is net of depreciation.

(4)  Production volume excludes 3.1 Mt of Samarco’s attributable production.

•      Average realized price for iron ore fines (ex-ROM(5)) of US$ 84.6/wmt vs. the average Platt’s IODEX 62% of US$ 102.6/dmt (CFR China) in 2Q14, indicating a softer drop in Vale´s realized prices than the drop in the IODEX reference price.

•      Over 2Mt of inventory stockpiled in the Malaysia distribution center to blend different quality ores, facilitate logistics and generate stronger cash flow in the near future.

Achieving consistent cash flows in base metals

•             Adjusted EBITDA reached US$ 609 million in 2Q14 despite major planned maintenance work in Sudbury, accumulating US$ 1.158 billion in 1H14.

•             During this year’s scheduled maintenance at some surface facilities, the Sudbury mines — which are the bottleneck in the Sudbury system — did not stop producing, building up inventory of ore and concentrates to be smelted and refined in the second half of the year. As a result, a stronger refined nickel output is naturally expected for the 2H14, compensating the planned lower production from 2Q14.

•      Salobo I and Onça Puma(6), which are still in ramp-up, generated consistent cash flows and contributed with 32% of Vale´s base metals EBITDA in 2Q14.

•      Sales revenues achieved US$ 1.889 billion, 9.3% higher than in 1Q14, due to better sales prices, which more than offset the effect of lower sales volumes, due to the maintenance stoppage in Sudbury and in Clydach.

•      Salobo II was concluded on time and under budget, with total capex of US$ 1.220 billion as of the end of the 2Q14, marking a successful phase of investments in our copper operations. Investments in Salobo I and II totaled US$ 3.727 billion, out of a budget of US$ 4.214 billion.

•      First production of copper concentrate at Salobo II was achieved on June 5, 2014.

Focusing on long term profitability of coal business

•    Negative adjusted EBITDA of US$ 154 million due to low coal prices and the low utilization of the Moatize asset base as a result of the restricted rail and port capacity, which will only be achieved with the conclusion of the Nacala Corridor.

•    Placement of the Integra Coal mine in care and maintenance, as part of an ongoing turnaround, with the recognition of an impairment loss of US$ 274 million in 2Q14.

•    Total coal output in 2Q14 of 2.2 Mt, 23.8% higher than in 1Q14, mostly due to the stronger performance of Carborough Downs, after the longwall move in the previous quarter.

•   Capex of US$ 150 million incurred in Moatize II in 2Q14, achieving 66% of physical progress,  with the start of the assembly of the steel structure on the primary crusher and conclusion of the civil construction work for the rail loop.

•   Achievement of 77% physical progress at the greenfield sections of the Nacala Corridor Railway (first train expected in 4Q14), and 68% at the Nacala Port (first shipment expected in 1Q15).

Improving fertilizers operational results

•      Adjusted EBITDA for the fertilizer business increased to US$ 72 million in 2Q14 from US$ 35 million in 1Q14, mostly due to the positive impact of sales prices.

•      Production of phosphate rock reached 2.1 Mt, a record output for a second quarter, and represented a production increase of 9.9% and 11.9% when compared to 1Q14 and 2Q13, respectively. Production grew in Brazil and Peru.

(5)  Run-of-Mine (ROM) sold in the domestic market.

(6)  Including US$ 60 million received as insurance for Onça Puma’s furnace.

In 2Q14 Vale advanced its projects under execution, continued the ramp-up of important operations and further reduced costs, expenses and capital expenditures, reinforcing its objective of generating positive cash flows in any price scenario.

SELECTED FINANCIAL INDICATORS

	2Q14	1Q14	2Q13%		%
US$ million	(A)	(B)	(C)	(A/B)	(A/C)
Gross operating revenues	10,079	9,682	10,847	4.1	(7.1)
Net operating revenues	9,902	9,503	10,663	4.2	(7.1)
Adjusted EBIT	2,995	3,021	3,584	(0.9)	(16.4)
Adjusted EBIT margin (%)	30.2	31.8	33.6
Adjusted EBITDA	4,104	4,058	4,899	1.1	(16.2)
Adjusted EBITDA margin (%)	41.4	42.7	45.9
Net income	1,428	2,515	424	(43.2)	236.8
Underlying earnings	1,959	2,045	2,314	(4.2)	(15.4)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.38	0.40	0.45	(4.2)	(15.4)
Total gross debt	30,257	30,346	29,863	(0.3)	1.3
Cash and cash equivalent	7,067	7,184	6,255	(1.6)	13.0
Total Net Debt	23,190	23,162	23,608	0.1	(1.8)
Total gross debt/ adjusted EBITDA (x)	1.5	1.4	1.6
Capital expenditures (excluding R&D and acquisitions)	2,469	2,587	3,442	(4.6)	(28.3)

	1H14	1H13%
US$ million	(A)	(B)	(A/B)
Gross operating revenues	19,761	21,707	(9.0)
Net operating revenues	19,405	21,309	(8.9)
Adjusted EBIT	6,016	7,793	(22.8)
Adjusted EBIT margin (%)	31.0	36.6	—
Adjusted EBITDA	8,162	10,115	(19.3)
Underlying earnings	4,004	5,410	(26.0)
Underlying earnings per share on a fully diluted basis (US$ / share)	0.78	1.05	(26.0)
Capital expenditures (excluding R&D and acquisitions)	5,056	7,161	(29.4)

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk, Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited, Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd..

OPERATING REVENUES

Operating revenues in 2Q14 increased to US$ 10.079 billion, 4.1% higher than 1Q14. The increase was primarily a result of higher iron ore sales volumes (US$ 872 million) and higher base metals prices (US$ 245 million), which were partly offset by lower iron ore sales prices (US$ 649 million).

The share of the ferrous minerals business — iron ore, pellets, manganese ore and ferroalloys — in operating revenues decreased to 70.0% from 71.7% in 1Q14. Base metals improved its share in revenues from 17.8% in 1Q14 to 18.7% in 2Q14, mainly due to the improvement in nickel prices, while fertilizers grew its share from 5.9% in 1Q14 to 6.6% in 2Q14 and coal improved from 1.4% to 2.0%.

In 2Q14 sales to Asia over total sales increased to 53.5% from 50.1% in 1Q14, while the shares of sales to Americas, Europe and the Middle East decreased. Sales to the Americas represented 24.6% of total sales, Europe 17.4%, the Middle East 2.8% and the rest of the world contributed 1.8%.

Sales to China represented 35.3% of total revenues in 2Q14, Brazil 16.3%, Japan 9.9%, Germany 5.6%, South Korea 4.4% and the United States 3.7%.

GROSS OPERATING REVENUE BY BUSINESS AREAS

US$ million	2Q14%		1Q14%		2Q13%
Ferrous minerals	7,053	70.0	6,939	71.7	7,777	71.7
Iron ore fines	5,391	53.5	5,168	53.4	6,075	56.0
ROM	69	0.7	68	0.7	68	0.6
Pellets	1,289	12.8	1,471	15.2	1,498	13.8
Manganese ore	63	0.6	21	0.2	52	0.5
Ferroalloys	59	0.6	61	0.6	56	0.5
Others	182	1.8	150	1.5	28	0.3
Coal	201	2.0	137	1.4	254	2.3
Metallurgical coal	196	1.9	101	1.0	240	2.2
Thermal coal	5	0.0	36	0.4	14	0.1
Base metals	1,889	18.7	1,728	17.8	1,699	15.7
Nickel	1,188	11.8	928	9.6	983	9.1
Copper	482	4.8	505	5.2	472	4.4
PGMs	115	1.1	156	1.6	105	1.0
Gold	87	0.9	101	1.0	96	0.9
Silver	10	0.1	12	0.1	11	0.1
Others	7	0.1	26	0.3	33	0.3
Fertilizer nutrients	661	6.6	570	5.9	805	7.4
Potash	38	0.4	39	0.4	52	0.5
Phosphates	492	4.9	420	4.3	580	5.3
Nitrogen	102	1.0	92	1.0	148	1.4
Others	29	0.3	19	0.2	25	0.2
Others	276	2.7	308	3.2	312	2.9
Total	10,079	100.0	9,682	100.0	10,847	100.0

GROSS OPERATING REVENUE BY DESTINATION

US$ million	2Q14%		1Q14%		2Q13%
North America	643	6.4	740	7.6	603	5.6
South America	1,839	18.2	1,797	18.6	2,062	19.0
Brazil	1,648	16.3	1,588	16.4	1,854	17.1
Others	192	1.9	209	2.2	209	1.9
Asia	5,389	53.5	4,853	50.1	5,646	52.0
China	3,555	35.3	3,213	33.2	3,552	32.7
Japan	996	9.9	880	9.1	1,196	11.0
Others	838	8.3	760	7.9	898	8.3
Europe	1,750	17.4	1,808	18.7	2,011	18.5
Germany	567	5.6	587	6.1	807	7.4
Italy	199	2.0	294	3.0	301	2.8
Others	984	9.8	927	9.6	903	8.3
Middle East	281	2.8	338	3.5	368	3.4
Rest of the World	177	1.8	146	1.5	157	1.5
Total	10,079	100.0	9,682	100.0	10,847	100.0

COSTS AND EXPENSES

In 1H14, costs and expenses, net of depreciation charges, decreased by US$ 249 million when compared to 1H13, after adjusting for the US$ 244 million one-off effect of the gold stream transaction.

Cost of Goods Sold (COGS)

In 2Q14, COGS was US$ 6.081 billion, a decrease of US$ 122 million when compared to 1Q14, after adjusting for higher volumes (US$ 445 million) and exchange rate (US$ 168 million)(7). The main driver of cost decrease after adjusting for volumes and exchange rate was materials.

Total materials costs were US$ 816 million in 2Q14, in line with the previous quarter. After adjusting for higher volumes (US$ 58 million) and exchange rate variations (US$ 29 million), there was a net decrease of US$ 81 million in materials costs, reflecting lower costs with the coal (US$ 83 million) and base metals operations (US$ 14 million).

TOTAL COST OF GOODS SOLD - 1Q14 x 2Q14 (US$ million)

		Variance drivers
US$ million	1Q14	Volume	Exchange Rate	Others	Total Variation 1Q14 x 2Q14	2Q14 Total
Outsourced services	902	95	36	24	155	1,057
Materials	810	58	29	(81)	6	816
Energy (Electricity, fuel & gas)	561	22	26	(37)	11	572
Acquisition of products	420	(2)	1	116	15	435
Iron ore and pellets	129	22	—	(33)	(11)	118
Base metals products	117	(3)	—	54	51	168
Other products	174	(21)	1	(5)	(25)	149
Personnel	678	—	27	(37)	(10)	668
Freight	692	203	—	—	203	895
Depreciation	941	—	34	(173)	(139)	802
Others	586	69	15	166	250	836
Total	5,590	445	168	(122)	491	6,081

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

(7)  COGS currency exposure in 2Q14 was made up as follows: 52% Brazilian Reais, 30% US dollar, 14% Canadian dollar, 2% Australian dollar and 2% other currencies.

COGS increased by US$ 148 million in 2Q14 versus 2Q13, after adjusting for higher volumes (US$ 262 million) and exchange rate (-US$ 246 million). The main negative underlying factor was outsourced services (US$ 144 million), which was partially compensated by materials (US$ 121 million).

Outsourced services reflected mainly higher costs in the base metals (US$ 55 million), iron ore (US$ 48 million) and pellets segments (US$ 25 million).

TOTAL COST OF GOODS SOLD - 2Q13 x 2Q14 (US$ million)

		Variance drivers
US$ million	2Q13	Volume	Exchange Rate	Others	Total Variation 2Q13 x 2Q14	2Q14 Total
Outsourced services	945	19	(51)	144	112	1,057
Materials	1,001	(19)	(45)	(121)	(185)	816
Energy (Electricity, fuel & gas)	604	(4)	(40)	12	(32)	572
Acquisition of products	412	14	(-5)	14	23	435
Iron ore and pellets	110	9	—	(1)	8	118
Base metals products	117	45	—	6	51	168
Other products	185	—	—	(36)	(36)	149
Personnel	797	—	(44)	(85)	(129)	668
Freight	679	216	—	—	216	895
Depreciation	936	—	(51)	(83)	(134)	802
Others	542	36	(10)	268	294	836
Total	5,917	262	(246)	148	164	6,081

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures calculated in a simplified way for management purposes.

COGS

US$ million	2Q14%		1Q14%		2Q13%
Outsourced services	1,057	17.4	902	16.1	945	16.0
Material	816	13.4	810	14.5	1,001	16.9
Energy	572	9.4	561	10.0	604	10.2
Fuel and gases	439	7.2	415	7.4	455	7.7
Electric energy	133	2.2	145	2.6	149	2.5
Acquisition of products	435	7.2	420	7.5	412	7.0
Iron ore and pellets	118	1.9	129	2.3	110	1.9
Base metals products	168	2.8	117	2.1	117	2.0
Other products	149	2.5	174	3.1	185	3.1
Personnel	668	11.0	678	12.1	797	13.5
Maritime freight	895	14.7	692	12.4	679	11.5
Others	836	13.7	586	10.5	542	9.2
Total Costs before depreciation and amortization	5,279	86.8	4,649	83.2	4,980	84.2
Depreciation and amortization	802	13.2	941	16.8	936	15.8
Total COGS (Cost of Goods Sold)	6,081	100.0	5,590	100.0	5,917	100.0

Expenses

Total expenses reached US$ 826 million in 2Q14, a reduction of 7.4% in 2Q14 vs. 1Q14 and 28.9 % vs. 2Q13.

In 1H14, SG&A accumulated a reduction of 25.3%, substantially higher than the 10% reduction target for the year. SG&A(8), accounting for 28.7% of total expenses, reached US$ 237 million in 2Q14, US$ 45 million lower than in 1Q14. Lower SG&A expenses were driven by a reduction in sales expenses (US$ 23 million) and in administrative expenses (US$ 22 million), resulting mainly from lower personnel expenses (US$ 10 million).

(8)  Including depreciation.

R&D expenses, accounting for 19.4% of total expenses, totaled US$ 160 million in 2Q14, US$ 15 million higher than the US$ 145 million in 1Q14. R&D expenses for ferrous minerals totaled US$ 68 million, for base metals totaled US$ 35 million, for fertilizer totaled US$ 19 million, for coal US$ 2 million and for others US$ 36 million.

In 1H14, pre-operating and stoppage expenses(9) were US$ 325 million lower than in 1H13, representing a 38.8% reduction, but still below our 50% saving target. In 2Q14, pre-operating and stoppage expenses(10), representing 32.0% of total expenses, increased to US$ 264 million from US$ 248 million in 1Q14, reflecting mainly maintenance stoppage expenses at Sudbury (US$22 million) and higher pre-operating expenses in VNC (US$ 16 million), which amounted to US$ 137 million in 2Q14. We believe that the resumption of the ramp-up at VNC (we have been running VNC with two autoclaves since the week of July 21st), following the stoppage from May 2014 to July 2014, will get us back on track to our 50% reduction target for pre-operating and stoppage expenses.

Other operating expenses, representing 20.0% of total expenses, were US$ 165 million in 2Q14, a decrease of US$ 52 million when compared to the US$ 217 million in 1Q14.

EXPENSES

US$ million	2Q14%		1Q14%		2Q13%
SG&A	237	28.7	282	31.6	312	26.9
Administrative	218	26.4	240	26.9	284	24.4
Personnel	100	12.1	110	12.3	128	11.0
Services	48	5.8	44	4.9	62	5.3
Depreciation	49	5.9	44	4.9	40	3.4
Others	21	2.5	42	4.7	54	4.6
Selling(1)	19	2.3	42	4.7	28	2.4
R&D	160	19.4	145	16.3	156	13.4
Pre-operating and stoppage expenses(2)	264	32.0	248	27.8	462	39.8
VNC	137	16.6	121	13.6	168	14.5
Rio Colorado	5	0.6	5	0.6	76	6.5
Long Harbour	19	2.3	19	2.1	43	3.7
Others	103	12.5	103	11.5	175	15.1
Other operating expenses	165	20.0	217	24.3	232	20.0
Total(3)	826	100.0	892	100.0	1,162	100.0

(1) Includes U$ 3million of depreciation charges in 2Q14, US$ 1 million in 1Q14 and US$ 2 million in 2Q13.

(2) Includes U$ 47 million of depreciation charges in 2Q14, US$ 40 million in 1Q14 and US$ 65 million in 2Q13.

(3) Does not include gain/loss on sale of assets.

TOTAL EXPENSES NET OF DEPRECIATION

US$ million	2Q14	1Q14	2Q13
SG&A	237	282	312
R&D	160	145	156
Pre-operating and stoppage expenses	264	248	462
Other operating expenses	165	217	232
Total expenses including depreciation	826	892	1,162
Depreciation	99	85	107
Total expenses without depreciation	727	807	1,055

(9)   Including depreciation.

(10) Including depreciation.

CASH GENERATION AND OPERATING INCOME

Adjusted EBITDA was US$ 4.104 billion in 2Q14, slightly higher than in 1Q14. Higher iron ore sales volumes (US$ 453 million), higher base metals sales prices (US$ 245 million) and higher dividends received from non-consolidated affiliates (US$ 197 million) were the main positive impacts in adjusted EBITDA compared to 1Q14. These positive impacts were almost entirely offset by lower iron ore and pellets prices (US$ 749 million).

Adjusted EBIT was US$ 2.995 billion in 2Q14, in line with US$ 3.021 billion in 1Q14. The adjusted EBIT margin decreased to 30.2% in 2Q14, against 31.8% in 1Q14.

Vale´s cash flow position was positively impacted by the use of tax credits totaling US$ 413 million in 2Q14, including credits resulting from the REFIS settlement (for details on cash flows see Annex I — Financial Statements — Cash Flow).

Cash flow was supported by R$ 1.5 billion, comprised of R$ 709 million paid directly to Vale as part of the sale of 20% in VLI to Mitsui and of R$ 803 million from the settlement of an intercompany loan with VLI. In July, Vale obtained the approvals from the regulatory agencies regarding the sale of a 26.5% stake in VLI to Brookfield, which is equivalent to R$ 2.0 billion in additional proceeds at the closing of the transaction.

ADJUSTED EBITDA

US$ million	2Q14	1Q14	2Q13
Gross operating revenues	10,079	9,682	10,847
Net operating revenues	9,902	9,503	10,663
COGS	(6,081)	(5,590)	(5,917)
SG&A	(237)	(282)	(312)
Research and development	(160)	(145)	(156)
Pre-operating and stoppage expenses	(264)	(248)	(462)
Other operational expenses	(165)	(217)	(232)
Adjusted EBIT	2,995	3,021	3,584
Depreciation, amortization & exhaustion	901	1,026	1,042
Dividends received	208	11	273
Adjusted EBITDA	4,104	4,058	4,899
Non-recurring effects excluded from analysis	(774)	—	—

ADJUSTED EBITDA BY BUSINESS AREA

US$ million	2Q14	1Q14	2Q13
Ferrous minerals	3,604	3,604	4,626
Coal	(154)	(162)	(75)
Base metals	609	549	396
Fertilizer nutrients	72	35	33
Others	(27)	32	(81)
Total	4,104	4,058	4,899

NET INCOME

In 2Q14, net income totaled US$ 1.428 billion against US$ 2.515 billion in the previous quarter. After excluding net effects of: (i) impairment on assets related to Simandou and the Integra Coal mine (-US$ 774 million) and related tax credit impairment (-US$ 127 million), (ii) foreign exchange and monetary gains (US$ 484 million), (iii) currency swap gains (US$ 363 million) and (iv) mark-to-market of shareholder debentures (-US$ 268 million)(11), among other effects, earnings amounted to US$ 1.959 billion.

(12) Mark to market based on average prices negotiated in the quarter — R$ 12.18 in 2Q14 vs. R$ 10.83 per debenture in the previous quarter.

The impairment of the Integra Coal mine generated a loss of the tax credits carried forward of US$ 127 million, which were recognized in 2Q14. The loss of this tax credit and another one-off effect caused our effective tax rate to increase in the quarter.

We recognized a partial impairment at Simandou of US$ 500 million as discussions with the Government of Guinea are advancing towards the recognition of and some sort of compensation for Vale´s investments made in the country.

Net financial results were negative US$ 59 million in 2Q14, against positive US$ 149 million in 1Q14, as detailed in the table FINANCIAL RESULTS in Annex 1. The main items in net financial results include: (i) financial expenses (-US$ 983 million), mainly due to interest (-US$ 400 million), REFIS expenses (-US$ 175 million) and the mark-to-market of shareholders’ debentures (-US$ 268 million), (ii) financial revenues of US$ 72 million, (iii) foreign exchange and monetary gains of US$ 484 million, as result of the BRL appreciation of 2.7% against the USD in 2Q14; and (iv) mark-to-market gains on derivatives of US$ 368 million, mainly as a result of the BRL appreciation against the USD.

Equity income from affiliated companies

Equity income from affiliated companies totaled US$ 244 million in 2Q14, up from US$ 195 million in the previous quarter. Equity income in the quarter came from Samarco (US$ 177 million), the leased pelletizing companies in Tubarão (US$ 38 million) and MRS (US$ 21 million). Results from steel (-US$ 10 million) and the base metals business (-US$ 7 million) partially reduced the equity income.

UNDERLYING EARNINGS

US$ million	2Q14	1Q14	2Q13
Underlying earnings	1,959	2,045	2,314
Items excluded from basic earnings
Impairment on assets	(774)	—	—
Shareholders Debentures	(268)	(22)	(84)
Foreign exchange and monetary variation gains (losses), net	484	516	(1,965)
Currency and interest rate swaps	363	218	(814)
Gain (loss) on sale of investments	(18)	—	—
Tax Impairment	(127)	—	—
Tax effects of the adjustments	(191)	(242)	973
Net Income	1,428	2,515	424

INVESTMENTS

In the first half of 2014, Vale’s capital expenditures totaled US$ 5.056 billion, comprised of US$ 3.398 billion in project execution and US$ 1.658 billion in sustaining. This represents a decrease of US$ 2.105 billion when compared to the US$ 7.161 billion spent in the first half of 2013.

In 2Q14, Vale’s capital expenditures amounted to US$ 2.469 billion, of which US$ 1.563 billion in project execution and US$ 906 million in sustaining.

INVESTMENTS BY BUSINESS AREA - 2Q14

US$ million	Projects	%	Sustaining capex	%	Total	%
Ferrous minerals	823	52.6	479	52.9	1,302	52.7
Coal	546	34.9	41	4.5	587	23.8
Base metals	80	5.1	259	28.6	338	13.7
Fertilizer nutrients	15	0.9	50	5.6	65	2.6
Power generation	23	1.5	—	—	23	0.9
Steel	78	5.0	—	—	78	3.1
Others	—	—	76	8.4	76	3.1
Total	1,563	100.0	906	100.0	2,469	100.0

PROJECT EXECUTION

Vale´s investments in project execution decreased from US$ 5.065 billion in 1H13 to US$ 3.398 billion in 1H14. The decrease of US$ 1.667 billion is essentially explained by an anticipated lower capex budget for 2014 and by the concentration of the year´s capex in 2H14. The capex budget for 1H14 reduced with the completion of projects such as CLN 150, Plant 2 (Additional 40) and Salobo I. Additionally there were savings from scope optimization, better commercial negotiations and good project execution. Final payment of US$ 110 million for four Valemaxes was deferred to 2H14 based on the revised delivery dates for these ore carriers.

We invested US$ 1.563 billion in 2Q14. Ferrous minerals accounted for about 53% of the investments in project execution, while base metals and coal combined accounted for 40% of the total.

PROJECT EXECUTION BY BUSINESS AREA

US$ million	2Q14%		1Q14%		2Q13%
Ferrous minerals	823	52.6	1,066	58.1	1,195	51.1
Coal	546	34.9	451	24.6	267	11.4
Base metals	80	5.1	156	8.5	451	19.3
Fertilizer nutrients	15	0.9	8	0.4	238	10.2
Logistics services - general cargo	—	—	—	—	54	2.3
Power generation	23	1.5	36	2.0	45	1.9
Steel	78	5.0	118	6.4	89	3.8
Total	1,563	100.0	1,834	100.0	2,340	100.0

Ferrous minerals

About 94% of the US$ 823 million investments in ferrous minerals in 2Q14 relate to growth initiatives in iron ore, namely the: (a) Carajás and related infrastructure expansion (US$ 438 million); (b) Itabiritos projects (US$ 262 million); and (c) global distribution network (US$ 73 million), mainly related to the distribution center in Malaysia.

Serra Leste, our dry processing plant in Carajás, is already running in final test mode.

S11D (including mine, plant and associated logistic — CLN S11D), reached 32% of combined physical progress in 2Q14 and is progressing according to plan. During the quarter, Vale initiated the installation of precast foundations for the long distance conveyor belt, realized the first detonation on the mine site and concluded the grinding and secondary screening foundations for the plant.

Most of the capital expenditures for the Itabiritos projects in 2Q14 were dedicated to the Vargem Grande Itabiritos project, which received investments of US$ 108 million. Vargem Grande Itabiritos started commissioning the long distance conveyor belt and concluded commissioning of the primary crushing.

Capex for the Cauê Itabiritos and Conceição Itabiritos II projects amounted to US$ 73 million and US$ 66 million, respectively. As planned, Conceição Itabiritos II will achieve mechanical completion this year. The new plant tie-ins with the current operation will start during the rainy season, at the beginning of next year, to minimize the impact of possible production interferences in the existing operation.

Vale’s distribution center in Malaysia, Teluk Rubiah, has already received four Valemax vessels and is successfully operating its unloading terminal.

The Tubarão VIII pellet plant started up in the quarter, with capacity to produce 7.5 Mtpy, representing a 24% increase in the production capacity of the Tubarão Complex, totaling 36.2 Mtpy. We are operating by automated systems that ensure production efficiency, safe operations and also more environmentally friendly features. The operation will be one of the most modern pellet plants in the world.

Coal

In 2Q14, Vale invested US$ 150 million in the Moatize II project and US$ 395 million in its associated logistics infra-structure, the Nacala Corridor.

Our coal project in Mozambique achieved 66% physical progress, mainly as a result of the start of the assembly of the steel structure on the primary crusher and conclusion of the civil construction work for the rail loop.

The Nacala Corridor should be operational by the end of 2014. The greenfield sections in Mozambique and Malawi are in the final stages of construction, as well as the rehabilitation of the existing railroad section. The remaining portions are being revamped as planned until the end of 2016, when the corridor will be fully able to transport 18 Mtpy. In the Nacala port, we released the tunnel for the electromechanical assembly of the car dumper. Coal will be stored in the port until the completion of the export terminal in 1Q15 as planned. The port and railway reached 68% and 57% of physical progress, respectively.

Base metals

In 2Q14, the base metals business concluded its main growth expansion for the coming years by delivering Salobo II on time, with total investments of US$ 1.220 billion at this point.

The expansion will increase Salobo’s copper production capacity by 100% from 100,000 tpy to 200,000 tpy through the construction of a new primary crushing line, increase of the conveyor belt from the current capacity of 12Mtpy to 24 Mtpy of ore and the installation of 2 roller presses, 2 new ball mills and a new area of flotation and filtration.

The completion of Salobo II in 2Q14 concludes a successful phase of investments in our copper operations with the Salobo projects coming on stream, on time and under budget. Total investments totaled US$ 3.727 billion out of a budget of US$ 4.214billion.

All the major licenses required for the development of our projects below are in place.

DESCRIPTION AND STATUS OF MAIN PROJECTS

Project	Description	Capacity Mtpy	Status

Ferrous minerals projects

Carajás Serra Sul S11D	• Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil	90

• Installation of precast foundations for the long distance conveyor belts initiated

• Ongoing vegetation removal for the mine site

• Grinding and secondary screening foundations for the plant concluded

• First detonation realized on the mine site

CLN S11D	• Duplication of 570 km railway, with construction of rail spur of 101 km • Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal	230 (80)(a)	• Ongoing civil foundation works on the port expansion — pile driving in the off shore north berth initiated • Earthworks on the plateau of the railway loop in the southeastern of Pará concluded

Serra Leste	• Construction of new processing plant in Carajás, Pará, Brazil	6	• Assisted operation and testing of the performance of the ore treatment installation in progress

V. Grande Itabiritos	• Construction of a new iron ore processing plant, in the Southern System, Minas Gerais, Brazil	10	• Commissioning on the primary crushing load concluded • Recrushing and screening substations energized • Commissioning of the long distance conveyor belts initiated

Conceição Itabiritos II	• Adaptation of the existing plant to process lower grade itabirites from the Conceição mine, located in the Southeastern System, Minas Gerais, Brazil	19(0)(a)	• Ongoing civil engineering and steel structure assembly of the crushing and screening buildings • Flotation cells installation concluded

Cauê Itabiritos	• Adaptation of the plant to process low-grade itabirites from the Minas do Meio, located in the Southeastern System, Minas Gerais, Brazil	24 (4)(a)	• Electromechanical assembly of the quaternary crushing and reagent plants initiated

Teluk Rubiah	• Construction of a storage yard and maritime terminal for the 400,000 dwt vessels in Teluk Rubiah, Malaysia	30	• Cold commissioning on the loading system completed • Unloading system operating successfully: four vessels unloaded

CSP(b)	• Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil.	1.5	• Ongoing steel structure assembly

(a) Net additional capacity

(b) Relative to Vale’s stake in the project

Project	Description	Capacity Mtpy	Status

Coal projects

Moatize II	• New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique	11

• Civil engineering work on the rail loop concluded

• Assembly of the steel structure on the primary crusher initiated

• Assembly of the steel structure on the first level of the coal handling processing plant (CHPP) concluded

Nacala corridor	• Railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique	18	• Intersection between Malawi and Mozambique and the renovation of 100 km of brownfield railway concluded • Tunnel car dumper for electromechanical assembly in Nacala port released

PROGRESS INDICATORS(12)

	Capacity		Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy		start-up	2014	Total	2014	Total	progress
Ferrous minerals projects
Carajás Serra Sul S11D	90		2H16	371	3,002	1,091	8,089	52%
CLN S11D	230(80)	(a)	1H14 to 2H18	501	1,657	1,914	11,582	18%
Serra Leste	6		2H14	23	443	34	478	99%
V. Grande Itabiritos	10		2H14	214	1,506	376	1,910	91%
Conceição Itabiritos II	19(0)	(a)	1H15	126	779	240	1,189	87%
Cauê Itabiritos	24(4)	(a)	2H15	140	493	373	1,504	63%
Teluk Rubiah	30		2H14	156	1,160	278	1,371	98%
CSP(b)	1.5		2H15	181	1,054	197	2,570	59%

(a) Net additional capacity

(b) Relative to Vale’s stake in the project

	Capacity	Estimated	Executed capex US$ million		Estimated capex US$ million		Physical
Project	Mtpy	start-up	2014	Total	2014	Total	progress
Coal projects
Moatize II	11	2H15	285	1,124	761	2,068	66%
Nacala corridor	18	2H14	716	2,057	1,812	4,444	59%

(12)  In this table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process.

SUSTAINING CAPEX

Sustaining capital expenditures amounted to US$ 906 million in 2Q14, 18% lower than in 2Q13. Ferrous minerals accounted for 53% and base metals 29% of the total.

Sustaining capital expenditures for ferrous minerals included: (i) replacement and acquisition of new equipment (US$ 98 million), (ii) expansion of tailing dams (US$ 87 million), (iii) operational enhancement (US$ 57 million) and (iv) improvement in the current standards of health and safety and environmental protection (US$ 45 million). Maintenance of railways and ports serving our mining operations in Brazil totaled US$ 115 million.

Sustaining capex in the base metals operations was mainly dedicated to: (i) operations (US$ 212 million), (ii) expansion of tailing dams (US$ 22 million) and (iii) improvement in the current standards of health and safety and environmental protection (US$ 22 million).

In 2Q14, investments in corporate social responsibility reached US$ 84 million, of which US$ 47 million for environmental protection and conservation and US$ 38 million for social projects.

SUSTAINING CAPEX BY TYPE - 2Q14

US$ million	Ferrous Minerals	Coal	Base Metals	Fertilizer	TOTAL
Operations	270	29	212	30	541
Waste dumps and tailing dams	87	3	22	4	116
Health and Safety	49	1	4	3	57
CSR (Corporate Social Responsibility)	54	5	19	7	84
Administrative & Others	96	4	2	6	108
Total	556	41	259	50	906

SUSTAINING CAPEX BY BUSINESS AREA

US$ million	2Q14%		1Q14%		2Q13%
Ferrous minerals	479	52.9	456	60.5	525	47.6
Coal	41	4.5	31	4.1	33	3.0
Base metals	259	28.6	186	24.6	331	30.0
Fertilizer nutrients	50	5.6	33	4.4	83	7.5
Logistics services - general cargo	—	—	—	—	71	6.4
Power generation	—	—	1	0.1	1	0.1
Others	76	8.4	47	6.2	59	5.3
Total	906	100.0	753	100.0	1,102	100.0

PORTFOLIO MANAGEMENT

In 2Q14, Vale signed an agreement to sell its entire stake in Vale Florestar Fundo de Investimento em Participações (FIP Vale Florestar) for R$ 205 million with a subsidiary of Suzano Papel e Celulose (Suzano).

DEBT INDICATORS

Vale maintains a healthy balance sheet with low leverage, high interest coverage, long average maturity and low cost.

Total debt was US$ 30.257 billion as of June 30, 2014, showing a slight reduction from the US$ 30.346 billion as of March 31, 2014. Our cash position was US$ 7.067 billion and net debt was US$ 23.190 billion as of June 30, 2014.

Our cash position remained stable despite a US$ 2.1 billion dividend payment in April. For 2H14 Vale expects to receive an additional R$ 2 billion in cash proceeds from the sale of a 26.5% stake in VLI to Brookfield.

Debt leverage, measured by gross debt/LTM adjusted EBITDA(13), was 1.5x as of June 30, 2014. The gross debt/enterprise value increased to 33.1% on June 30, 2014, against 32.1% on March 31, 2014, due to the fall in Vale’s market capitalization.

Average debt maturity remained stable at 9.5 years, in line with our goal of maintaining long debt maturity to minimize refinancing risks. The average cost of debt remained at 4.55% per annum.

Interest coverage, measured by the last twelve months (LTM) adjusted EBITDA/LTM interest payment ratio, was 13.4x against 13.8x on March 31, 2014.

Considering hedged positions, Vale’s total debt on June 30, 2014 was composed of 31% of floating interest rates and 69% of fixed interest rate-linked debt. Total debt was 98% denominated in US dollars and the remainder in other currencies.

DEBT INDICATORS

US$ million	2Q14	1Q14	2Q13
Total debt	30,257	30,346	29,863
Net debt	23,190	23,162	23,608
Total debt / adjusted LTM EBITDA (x)	1.5	1.4	1.6
Adjusted LTM EBITDA / LTM interest expenses (x)	13.4	13.8	13.2
Total debt / EV (%)	33.1	32.1	32.4

PERFORMANCE OF THE BUSINESS SEGMENTS

In 2Q14, the iron ore and pellets businesses were the main contributors to adjusted EBITDA. The base metals business continued to improve in the quarter, as well as the fertilizers and coal businesses.

SEGMENT INFORMATION — 2Q14, as per footnote of financial statements

US$ million	Net operating revenues	Cost(1)	Expenses(1)	R&D(1)	Pre operating & stoppage(1)	Dividends	Adjusted EBITDA(2)
Ferrous minerals	6,940	(3,198)	(231)	(68)	(47)	208	3,604
Iron ore fines	5,351	(2,359)	(212)	(68)	(33)	—	2,679
ROM	63	(17)	—	—	—	—	46
Pellets	1,254	(623)	(15)	—	(6)	208	818
Ferroalloys and manganese	109	(67)	(8)	—	(8)	—	26
Others ferrous	163	(132)	4	—	—	—	35
Coal	200	(302)	(41)	(2)	(9)	—	(154)
Base metals	1,889	(1,113)	16	(35)	(148)	—	609
Nickel operations & by products	1,538	(937)	16	(34)	(145)	—	438
Copper operations & by products	351	(176)	—	(1)	(3)	—	171
Fertilizer nutrients	614	(491)	(19)	(19)	(13)	—	72
Others	259	(175)	(75)	(36)	—	—	(27)
Total	9,902	(5,279)	(350)	(160)	(217)	208	4,104

(1) Excluding depreciation and amortization

(2) Excluding non-recurring effects

(13)  As detailed in the Annex 3 — Reconciliation of IFRS and “Non-Gaap” information section.

Ferrous minerals

Iron ore

Adjusted EBITDA for iron ore in 2Q14 was US$ 2.679 billion, almost in line with 1Q14, despite a scenario of lower prices. The positive impacts of higher sales volumes (US$ 453 million) and lower costs and expenses (US$ 156 million) were offset mainly by lower sales prices (US$ 643 million) and exchange rate variations (US$ 61 million).

Gross iron ore fines sales revenues in 2Q14 were US$ 5.391 billion, which were 4.3% higher than in 1Q14 due to higher sales volumes and an improvement in Vale’s realized price compared to the average Platt’s IODEX, although at lower realized prices than in 1Q14. ROM sales revenues in 2Q14 were US$ 69 million.

Vale’s average realized price for iron ore fines (ex-ROM) decreased from US$ 94.8 per metric ton in 1Q14 to US$ 84.6 in 2Q14. This US$ 10.2/t decrease is lower than the US$ 17.8/t decrease of the average Platt’s IODEX 62% which came from US$ 120.4 per dry metric ton (CFR China) in 1Q14 down to US$ 102.6 in 2Q14. When including Vale´s sales of Run-of-Mine (ROM) together with iron ore fines, Vale’s average realized price dropped from US$ 90.5 per metric ton in 1Q14 to US$ 81.0 in 2Q14.

Historically, ROM sales were included in Vale´s iron ore fines sales. However, ROM products are not concentrated and are mostly sold directly to Samarco, the joint venture between Vale and BHP Billiton. The lower prices on ROM sales are offset by the lower ROM costs and by the significantly lower capital employed (no processing plants) and by the dividends received through our participation in Samarco. As of this quarter ROM sales volumes, prices and costs will be disclosed separately.

The main reasons for the smaller reduction in Vale´s prices compared to the reduction in the average Platt´s IODEX in 2Q14 were the: (i) lesser effect of the adjustments of price provisions recorded at the end of 2Q14 vs. in 1Q14; (ii) higher CFR sales(14); (iii) the more positive impact on prices sold under contracts linked to past prices and (iv) the lesser impact of ROM sales on prices.

The impact of price adjustments for sales provisionally invoiced and later adjusted based on the price of delivery (Vale provisional price) in 2Q14 was negative US$ 2.2/t compared to a negative of US$ 6.4/t in 1Q14. At the end of 2Q14, Vale had 17.8 Mt of iron ore sales, or 28% of its sales mix, that were provisionally priced at US$ 99.6. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 3Q14.

Sales on a CFR basis totaled 35.8 Mt in 2Q14, representing 56% of total shipments, versus 49% of total shipments in 1Q14, net of ROM sales.

The contracts linked to past prices were priced in 2Q14 with reference to the average for Dec-Jan-Feb of US$ 128.4/t, against US$ 134.0/t in 1Q14 (average for Sep-Oct-Nov of 2013), showing a decrease of US$ 5.6/t compared to the US$ 17.8/t decrease of the IODEX prices. In 2Q14, the contracts linked to past prices had a positive impact on the average realized price of US$ 3.0/t.

Run of Mine (ROM) sales accounted for a total of 3.7 Mt and were sold at an average price of US$ 18.86 in 2Q14, with a negative impact on Vale’s realized price of US$ 3.6/t compared to US$ 4.3/t in 1Q14.

Our iron ore sales in 2Q14 were distributed in three systems: (i) 58% based on the current quarter, monthly and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 28% based on provisional prices with settlement based on the price on delivery (these were still not settled at the end of the quarter); and (iii) 14% linked to past prices (three-month average with a one-month lag).  Provisional prices fell from 41% in 1Q14 to 28% in the 2Q14 due to more homogenous sales and shipments throughout 2Q14 which enabled more of those sales to be settled within 2Q14.

In 2Q14, iron ore production, excluding Samarco’s attributable production of 3.1 Mt, was 79.4 Mt. This was a production record for a second quarter with output 12.6% higher than in 2Q13 and 11.8% higher than in 1Q14. Production increased in all Systems, driven by higher productivity, the ramp-up of Plant 2 and of Conceição Itabiritos.

(14)  Despite the positive effect of CFR sales on realized prices, the net effect of CFR sales is relatively neutral given the comparable increase in costs.

Excluding pellets and ROM, iron ore fines sales volume reached 63.726 Mt in 2Q14, an increase of 16.9% against 1Q14.

We continued to build inventory in our distribution center in Malaysia (Teluk Rubiah) and in our pelletizing plant in Oman (Sohar) as part of our strategy to be closer to the final markets for our products.

Iron ore Costs and Expenses

Iron ore costs were US$ 2.625 billion. After adjusting for the effects of higher volumes (US$ 381 million) and currency variations (US$ 80 million), costs decreased by US$ 108 million when compared to 1Q14, mainly reflecting lower depreciation costs (US$ 86 million).

Maritime freight costs, which are fully accrued as cost of goods sold, reached US$ 835 million in 2Q14. Freight costs went up by US$ 193 million when compared to 1Q14 due to higher CFR volumes.

The cost of ore from third parties amounted to US$ 118 million against US$ 129 million in 1Q14. Purchases of iron ore totaled 3.1 Mt compared to 3.0 Mt bought in 1Q14.

Other operational costs reached US$ 350 million, increasing from the US$ 281 million in 1Q14. The TFRM was US$ 58 million in 2Q14, against US$ 44 million in 1Q14. CFEM, Brazil’s federal mining royalty, was US$ 86 million, US$ 110 million lower than in 1Q14.

Deducting iron ore freight costs of US$ 835 million and depreciation of US$ 266 million, total cash cost at the port (mine, plant, railroad and port, after royalties) was US$ 1.524 billion. Cash cost was US$ 22.87 per metric ton(15) in 2Q14 vs. US$ 22.70 in 1Q14. Excluding iron ore from third parties, cash cost per metric ton was US$ 22.13 vs. US$ 21.59 in the previous quarter, increasing mainly as a result of the BRL appreciation of 2.7% against the USD.

As of this quarter Vale is reporting iron ore fines separately from ROM sales. Therefore, after additionally excluding ROM sales, cash cost per metric ton of iron ore fines was US$ 23.19 compared to US$ 22.67 in 1Q14.

In 2Q14, iron ore expenses, net of depreciation, amounted to US$ 212 million, a decrease of US$ 112 million in comparison with 1Q14, mainly reflecting lower provisions (US$ 62 million) in 2Q14. R&D expenses were US$ 68 million, higher than the US$ 61 million in 1Q14. Pre-operating expenses for iron ore amounted to US$ 33 million, against US$ 24 million in 1Q14.

IRON ORE COGS - 1Q14 x 2Q14 (US$ million)

		Variance drivers
US$ million	1Q14	Volume	Exchange Rate	Others	Total Variation 1Q14 x 2Q14	2Q14 Total
Outsourced services	342	61	21	(12)	70	412
Materials	222	40	14	8	62	284
Energy (Electricity, fuel & gas)	109	20	6	16	42	151
Acquisition of products	129	22	—	(33)	(11)	118
Personnel	213	—	13	(17)	(4)	209
Freight	642	193	—	—	193	835
Depreciation	332	—	20	(86)	(66)	266
Others	281	45	6	16	69	350
Total	2,271	381	80	(108)	354	2,625

Note: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for management purposes.

Iron ore pellets

Adjusted EBITDA of pellets in 2Q14 was US$ 818 million, slightly higher than in 1Q14. The decrease in sales volumes and prices (US$ 159 million) was offset by higher dividends received from our non-consolidated affiliated companies (US$ 197 million).

(15)  As per segment reporting notes to the financial statements: US$ 2.376 billion in costs net of depreciation and amortization, less US$ 835 million in iron ore freight, over iron ore sales of 67.4 Mt.

Gross pellet sales revenues in 2Q14 were US$ 1.289 billion, a decrease of 12.4% compared to 1Q14. The decrease against 1Q14 was due to sales volumes of 9.504 Mt, just under the 9.986 Mt sold in the previous quarter. The main reason for lower sales in 2Q14 was an adjustment to our shipment schedule, which should not affect our sales target for the year.

Pellet production was 9.951 Mt in 2Q14, in line with the previous quarter and 2.4% higher than the same period of last year due to the ramp-up of the Oman pellet plant.

Demand for pellets remain relatively strong, with pellet prices decreasing by only US$ 11.68/t , from US$ 147.31 per metric ton in 1Q14 to US$ 135.63 in 2Q14, whereas the Platt’s IODEX iron ore reference price (CFR China) decreased by US$ 17.8/t in the quarter.

Pellet costs, net of depreciation charges, were US$ 623 million in 2Q14. After adjusting for the effects of higher volumes and exchange rate variations, costs were down by US$ 5 million when compared to 1Q14. Pre-operating and stoppage expenses for pellets reduced from US$ 22 million in 1Q14 to US$ 6 million in 2Q14.

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys in 2Q14 increased to US$ 26 million, from US$ 7 million in 1Q14, mainly due to higher sales volumes.

Manganese ore gross sales revenues increased to US$ 63 million from US$ 21 million in 1Q14, due to higher sales volumes, partly offset by lower sales prices. In 2Q14, production of manganese ore reached 505,000 t against 470,000 t in 1Q14 and 617,000 t in 2Q13.

Ferroalloys gross sales revenues were US$ 59 million, decreasing only slightly from US$ 61 million in 1Q14, since the impact from lower sales volumes was almost entirely mitigated by higher sales prices. Ferroalloys production of 44,000 t in 2Q14 was 5.1% lower than in 1Q14, due to a decision to shut down furnaces and sell excess energy to the Brazilian national grid.

Market outlook — Iron Ore

Production of iron ore remained robust in 2Q14. The increase in supply from the majors has pressured prices downward and has led to the closure of high cost iron ore miners and the reduction of exports from non-traditional suppliers such as Indonesia, Mexico and Vietnam.

China’s GDP growth reached 7.5% year-on-year in 2Q14, edging up from 7.4% year-on-year in 1Q14, supported by targeted stimulus measures that fueled infra-structure projects with social housing building, subway and rail projects among others.  These measures helped offset the slowdown caused by the deceleration of the real estate sector. As a result, during 2Q14, Chinese crude steel production grew 5.7% year-on-year, boosting iron ore demand and the seaborne market. Outside China, the US economy continues to gain momentum while the euro area recovers gradually, improving the prospects for steel and iron ore outside China.

Worldwide apparent steel demand is expected to grow from 3.0% to 3.5% in 2014 and drive iron ore demand.

FERROUS MINERALS BUSINESS PERFORMANCE

VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	2Q14%		1Q14%		2Q13%
Americas	11,181	14.5	9,741	14.4	9,611	13.3
Brazil	9,258	12.0	8,358	12.3	8,098	11.2
Others	1,923	2.5	1,383	2.0	1,513	2.1
Asia	51,455	66.9	43,425	64.0	45,966	63.7
China	39,506	51.4	32,012	47.2	31,567	43.8
Japan	6,741	8.8	6,427	9.5	9,082	12.6
Others	5,208	6.8	4,987	7.4	5,317	7.4
Europe	11,579	15.1	11,901	17.5	13,773	19.1
Germany	4,651	6.0	4,855	7.2	5,577	7.7
France	1,726	2.2	1,077	1.6	1,632	2.3
Others	5,202	6.8	5,970	8.8	6,564	9.1
Middle East	1,746	2.3	2,089	3.1	1,955	2.7
Rest of the World	929	1.2	673	1.0	818	1.1
Total	76,889	100.0	67,829	100.0	72,123	100.0

IRON ORE CASH COST

	2Q14	1Q14	2Q13
Costs (US$ million)
COGS, less depreciation and amortization	2,376	1,955	2,113
Costs of ore acquired from third parties	118	129	110
Maritime freight costs	835	642	580
FOB at port costs	1,423	1,184	1,423
ROM costs, less depreciation and amortization	17	16	19
FOB at port costs (ex-ROM and ex-third party ores)	1,406	1,168	1,404

Volumes (Mt)
Total iron ore volume sold	67.4	57.8	61.9
Volume acquired from third parties	3.1	3.0	2.4
Volume sold of Vale’s own ore	64.3	54.8	59.5
Total ROM volume sold	3.7	3.3	2.7
Volume sold of Vale’s own ore (ex-ROM)	60.6	51.5	56.8

Vale’s iron ore cash cost, FOB (US$/t)	22.1	21.6	23.9
Vale’s iron ore cash cost (ex-ROM), FOB (US$ /t)	23.2	22.7	24.7

GROSS OPERATING REVENUE BY PRODUCT

US$ million	2Q14	1Q14	2Q13
Iron ore fines	5,391	5,168	6,075
ROM	69	68	68
Pellets	1,289	1,471	1,498
Manganese ore	63	21	52
Ferroalloys	59	61	56
Others	182	150	28
Total	7,053	6,939	7,777

AVERAGE SALE PRICE

US$/ metric ton	2Q14	1Q14	2Q13
Iron ore - Platts’s 62% IODEX(1)	102.60	120.38	125.95
Iron ore fines	84.60	94.79	102.66
ROM	18.86	20.48	24.78
Iron ore fines + ROM	81.03	90.52	99.21
Pellets	135.63	147.31	146.83
Manganese ore	127.02	169.35	167.74
Ferroalloys	1,966.67	1,196.08	1,302.33

VOLUME SOLD

‘000 metric tons	2Q14	1Q14	2Q13
Iron ore fines	63,726	54,523	59,177
ROM	3,659	3,320	2,744
Pellets	9,504	9,986	10,203
Manganese ore	496	124	310
Ferroalloys	30	51	43

SELECTED FINANCIAL INDICATORS

US$ million	2Q14	1Q14	2Q13
Net Revenues	6,940	6,818	7,672
Costs(2)	(3,198)	(2,785)	(2,802)
Expenses(2)	(231)	(328)	(279)
Pre-operating and stoppage expenses(2)	(47)	(51)	(110)
R&D expenses	(68)	(61)	(72)
Dividends received	208	11	217
Adjusted EBITDA	3,604	3,604	4,626
Depreciation and amortization	(395)	(453)	(434)
Adjusted EBIT	3,001	3,140	3,975
Adjusted EBIT margin (%)	43.2	46.1	51.8

(1) Iron ore reference price - Platts’s 62% IODEX CFR China (US$/dry metric ton)

(2) Net of depreciation and amortization

Base Metals

In 2Q14, adjusted EBITDA of base metals increased by 10.9% to US$ 609 million compared to US$ 549 million in 1Q14, mainly due to the effect of higher prices (US$ 245 million), which were partially offset by higher costs and expenses (US$ 105 million), lower sales volumes (US$ 62 million)  and exchange rate variation (US$ 18 million).

In 2Q14, EBITDA of all base metals operations improved when compared to 1Q14, with the exception of the North Atlantic operation which was negatively impacted by a planned maintenance shutdown carried out at Sudbury and Clydach in 2Q14.

Sudbury/ UK(16) EBITDA decreased by US$ 155 million due to reduced sales volumes of copper, gold and PGMs (US$ 131 million), increased maintenance costs (US$ 57 million), augmented unit costs (US$ 35 million), due to lower production volumes, and higher purchases of finished and intermediary nickel. The decrease in EBITDA was partially offset by higher nickel prices (US$ 68 million).

Looking forward, we expect a stronger refined nickel output in the 2H14 as the Sudbury mines — which are the bottleneck in the Sudbury system — did not stop producing in 2Q14, building up inventory of ore and concentrates to be smelted and refined in the second half of the year. As a result, a stronger refined nickel output is naturally expected for the 2H14, compensating the planned lower production from 2Q14.

(16)  Includes the operations of Sudbury, Clydach, Acton and Port Colborne.

PTVI’s EBITDA more than doubled amounting to US$ 107 million in 2Q14, primarily as a result of higher nickel prices and lower costs. Salobo and Onça Puma, which are operations in ramp-up, generated US$ 193 million in EBITDA, representing about 32% of Vale’s base metals EBITDA.

BASE METALS - EBITDA BY OPERATION

US$ million	2Q14	1Q14
North Atlantic operation(1)	244	419
PTVI	107	49
VNC	(57)	(84)
Sossego	85	63
Salobo	87	66
Onça Puma(2)	106	15
Other(3)	37	21
Total	609	549

(1) Includes operations in Canada and in United Kingdom and the corporate center for base metals.

(2)  Includes an insurance payment of US$ 60 million.

(3) Includes corporate off take sales and sales of purchased finished nickel.

Nickel sales revenues in 2Q14 totaled US$ 1.188 billion, an increase of 28.0% and 20.9%, when compared to 1Q14 and 2Q13, respectively, due to the higher average realized price of US$ 17,731 per metric ton in 2Q14 versus US$ 14,277 in 1Q14 and US$ 15,213 in 2Q13 and also due to higher sales volumes, 67,000 t in 2Q14 against 65,000 t in 1Q14 and 2Q13. We managed to increase sales volumes despite lower nickel production in 2Q14 through the sales of nickel in the supply chain and of low volumes acquired from third parties.

Nickel production reached 61,700 t in 2Q14, 8.5% lower than in 1Q14 and 5.2% lower than in 2Q13. An accident and the scheduled maintenance stoppages in Sudbury and Clydach impacted our performance in the second quarter.

Copper sales revenues were US$ 482 million, 4.6% lower than in 1Q14, as a result of a reduced sales volume of 76,000 t against 84,000 t in 1Q14. The planned maintenance shutdown in Sudbury was the main driver for the reduction. Salobo I experienced minor delays in its ramp-up in 2Q14 as the components of the Salobo II project were connected into the operation. This effect was partially offset by higher sales prices of US$ 6,320 per metric ton versus US$ 6,024 in 1Q14.

PGMs (platinum group metals) sales revenues were US$ 115 million, a reduction of 26.3% in 2Q14 versus 1Q14, with lower volumes sold of 117,000 oz against 164,000 oz in 1Q14. Lower volumes were also a result of the maintenance work in Sudbury. Compared to 2Q13, revenues were 9.5% higher as a result of better sales prices.

Gold sales amounted to US$ 87 million in 2Q14, 13.9% lower than in 1Q14, with sales decreasing from 79,000 oz in 1Q14 to 69,000 oz in 2Q14. The decrease in sales reflects the scheduled maintenance in Sudbury, mentioned above.

Base metals costs were US$ 1.440 billion in 2Q14, increasing US$ 41 million when compared to 1Q14. After adjusting for the effects of lower volumes (-US$ 17 million) and exchange rate variations (US$ 24 million), costs increased by US$ 34 million versus 1Q14. The increase was mainly due to acquisition of products (US$ 51 million) and outsourced services (US$ 43 million) reflecting the maintenance costs at the Sudbury operations (US$ 47 million), which were partially offset by lower energy costs (US$ 18 million), also due to the maintenance stoppage, and lower depreciation (US$ 66 million).

The cost of purchasing base metals products from third parties amounted to US$ 168 million against US$ 119 million in 1Q14. In 2Q14, we bought 6,739 t of finished and intermediary nickel, against 2,382 t in 1Q14.

BASE METALS COGS - 1Q14 x 2Q14 (US$ million)

		Variance drivers
US$ million	1Q14	Volume	Exchange Rate	Others	Total Variation 1Q14 x 2Q14	2Q14 Total
Outsourced services	260	(6)	5	43	42	302
Materials	186	(3)	5	(14)	(12)	174
Energy (Electricity, fuel & gas)	159	(4)	3	(18)	(19)	140
Acquisition of products	119	(3)	1	51	49	168
Personnel	219	—	3	(24)	(21)	198
Depreciation	388	—	5	(66)	(61)	327
Others	67	(1)	1	64	64	131
Total	1,399	(17)	24	34	41	1,440

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

Expenses(17) in 2Q14 included an Onça Puma insurance payment of US$ 60 million resulting in a credit position of US$ 16 million for the quarter versus expense of US $18 million in 1Q14.

Pre-operating and stoppage expenses, including depreciation, totaled US$ 181 million, US$ 30 million higher than in 1Q14, reflecting maintenance stoppage expenses at Sudbury (US$ 22 million) and higher expenses with VNC (US$ 16 million). In April, VNC was operating with 2 HPAL lines and the third line was brought into operation at the end of the month. On May 7, a leakage of acidic solution occurred in an auxiliary (non-productive) section of the operation, which resulted in a discharge of an acid solution into the environment and the shutdown of the complex. After internal and government investigations and remediation actions, operations resumed with two HPAL lines in the week of July 22nd. VNC resumed it ramp-up.

Market outlook

Nickel

LME nickel prices averaged US$ 18,465/t in 2Q14 representing a 26% improvement over 1Q14.

Demand for nickel across business segments remained strong in 2Q14.  In Europe and the US nickel markets continue to show improvement over 2013 with strength maintained heading into a typically slower summer period.

Meanwhile tightness in the nickel supply, due to the Indonesian ore ban, was much more evident in the Chinese NPI/FeNi markets, where a strong level of production has been maintained based on previously imported ore inventories.

Looking forward, as ore stocks in China are depleted in coming quarters, the impact of the Indonesian ore ban is anticipated to be increasingly felt in the refined nickel market, supporting prices further.

Copper

Copper prices declined in the second quarter to an average of US$ 6,787/t, dropping 4% compared to 1Q14.

Prices were impacted by concerns associated with metal financing deals in China.  However, as the quarter progressed, Chinese copper prices and premiums showed improvements as the market moved beyond these concerns.

Inventories between exchanges have also dropped to the lowest levels in over five years.

Overall, the global physical market is tighter than such a price fall would suggest. Demand is improving in key regions, stocks at consumers’ plants are falling and spot premiums remain elevated in North America and Europe and are increasing in China.

(17)  Includes SG&A and other operating expenses.

From the supply side, estimates of the copper market being in surplus for 2014 have continued to decline.

We expect the copper market to resume responding to fundamentals and prices to move smoothly upwards in the next few quarters.

BASE METALS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	2Q14	1Q14	2Q13
Nickel	1,188	928	983
Copper	482	505	472
PGMs	115	156	105
Gold	87	101	96
Silver	10	12	11
Others	7	26	33
Total	1,889	1,728	1,699

AVERAGE SALE PRICE

US$/ metric ton	2Q14	1Q14	2Q13
Nickel	17,731.34	14,276.92	15,123.08
Copper	6,319.62	6,024.08	6,140.89
Platinum (US$/oz)	1,429.48	1,433.63	1,438.72
Gold (US$/oz)	1,270.71	1,278.40	1,362.75
Silver (US$/oz)	26.28	24.74	16.93
Cobalt (US$/lb)	13.28	11.51	11.15

VOLUME SOLD

‘000 metric tons	2Q14	1Q14	2Q13
Nickel operations & by products
Nickel	67.00	65.00	65.00
Copper	32.00	39.00	34.00
Gold (‘000 oz)	15	20	21
Silver (‘000 oz)	264	433	559
PGMs (‘000 oz)	117	164	115
Cobalt (metric ton)	649	591	773
Copper operations & by products
Copper	44	45	43
Gold (‘000 oz)	53	59	49
Silver (‘000 oz)	104	64	80

SELECTED FINANCIAL INDICATORS

US$ million	2Q14	1Q14	2Q13
Net Revenues	1,889	1,728	1,688
Costs(1)	(1,113)	(1,011)	(1,126)
Expenses(1) (2)	16	(18)	81
Pre-operating and stoppage expenses(1)	(148)	(119)	(192)
R&D expenses	(35)	(31)	(55)
Adjusted EBITDA	609	549	396
Depreciation and amortization	(367)	(429)	(446)
Adjusted EBIT	242	120	(50)
Adjusted EBIT margin (%)	12.8	6.9	(3.0)

(1) Net of depreciation and amortization

(2) Includes SG&A and other operating expenses

Coal

In 2Q14, adjusted EBITDA for the coal business was negative US$ 154 million against negative US$ 162 million in 1Q14. The increase of US$ 8 million from the previous quarter was mainly driven by lower costs and expenses (US$ 26 million), which were partly mitigated by lower sales prices (US$ 15 million).

Revenues from met coal increased to US$ 196 million in 2Q14, 94.1% higher than 1Q14, due to higher sales volumes, as a reflection of the better operational performance of Moatize and Carborough Downs (CD), after the longwall move in 1Q14. This effect was partially mitigated by the lower average realized price of US$ 107.87 per metric ton in 2Q14 versus US$ 114.36 in 1Q14. Revenues from sales of thermal coal in 2Q14 decreased to US$ 5 million from US$ 36 million in 1Q14, mainly due to the lower volumes sold.

In 2Q14, coal costs amounted to US$ 314 million, US$ 38 million higher than in 1Q14. Excluding the effect of higher volumes (US$ 74 million) and exchange rates (-US$ 10 million), costs were down by US$ 26 million, due to lower costs with materials (US$ 83 million).

COAL COGS - 1Q14 x 2Q14 (US$ million)

		Variance drivers
US$ million	1Q14	Volume	Exchange Rate	Others	Total Variation 1Q14 x 2Q14	2Q14 Total
Outsourced services	52	20	(2)	(17)	1	53
Materials	73	28	(3)	(83)	(58)	15
Energy (Electricity, fuel & gas)	9	3	—	(6)	(3)	6
Acquisition of products	—	—	—	—	—	—
Personnel	42	—	(2)	15	13	55
Depreciation	39	—	(1)	(26)	(27)	12
Others	61	23	(2)	91	112	173
Total	276	74	(10)	(26)	38	314

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures and are calculated for managerial purposes.

Coal expenses decreased from US$ 53 million in 1Q14 to US$ 41 million in 2Q14. Pre-operating expenses for coal increased to US$ 9 million from US$ 8 million in 1Q14.

In 2Q14 Vale decided to place its Integra Mine Complex in Australia into care and maintenance as the operation was not economically feasible under current market conditions. The decision was consistent with Vale’s strategy to focus on discipline in capital allocation and maximizing value for its shareholders. As a result, Vale recorded an impairment of the Integra mine in the amount of US$ 274 million.

Market Outlook - Metallurgical coal

Prices for metallurgical coal continued depressed, having stagnated at the US$ 120/t(18) level in 2Q14, with Chinese demand for the seaborne market weakening, as the country prioritizes destocking of coking coal. Compared to 1Q14, prices are down 16%.

Since the end of 2013, when prices dropped to US$ 152/t, companies have been making adjustments to reduce mining costs.  When prices fell further to the US$120/t level, nearly all US producers began to trim output, followed by a number of Canadian and Australian mines.

In this scenario, more closures are expected to follow if prices do not rebound in the next few quarters.

COAL BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	2Q14	1Q14	2Q13
Metallurgical coal	196	101	240
Thermal coal	5	36	14
Total	201	137	254

(18) Premium low-volatility hard coking coal.

AVERAGE SALE PRICE

US$/ metric ton	2Q14	1Q14	2Q13
Metallurgical coal	107.87	114.36	139.62
Thermal coal	68.49	75.49	103.49

VOLUME SOLD

‘000 metric tons	2Q14	1Q14	2Q13
Metallurgical coal	1,817	880	1,720
Thermal coal	73	476	136
Total	1,890	1,356	1,856

SELECTED FINANCIAL INDICATORS

US$ million	2Q14	1Q14	2Q13
Net Revenues	200	137	254
Costs(1)	(302)	(237)	(257)
Expenses(1)	(41)	(53)	(57)
Pre-operating and stoppage expenses(1)	(9)	(8)	(9)
R&D expenses	(2)	(1)	(6)
Adjusted EBITDA	(154)	(162)	(75)
Depreciation and amortization	(14)	(39)	(48)
Adjusted EBIT	(168)	(201)	(123)
Adjusted EBIT margin (%)	(84.0)	(146.7)	(48.4)

(1) Net of depreciation and amortization

Fertilizer nutrients

Adjusted EBITDA for the fertilizers business increased to US$ 72 million in 2Q14 from US$ 35 million in 1Q14. The increase of US$ 37 million from the previous quarter, mainly driven by higher sales prices and volumes (US$ 57 million), was partly offset by exchange rate effects (US$ 16 million).

Potash sales revenues reached US$ 38 million in 2Q14, slightly lower than in 1Q14, mainly due to lower sales volumes. The volume sold of 106,000 t was lower than the 116,000 t sold in 1Q14. This impact was partially offset by the increase in sales prices. In 2Q14, potash production totaled 96,000 t, 11.8% and 15.0% lower than in 1Q14 and in 2Q13, respectively. In 2Q14, lower quality ore faces were accessed and the concentration plant stopped for maintenance.

Phosphate products sales revenues totaled US$ 492 million in 2Q14, US$ 72 million higher than in 1Q14 due to higher sales volumes (US$ 33 million) and higher average sales prices (39 million). However, sales were 15.2% lower than in 2Q13 mainly due to lower sales prices (US$ 93 million), which were partially offset by an increase in volumes sold (US$ 5 million).

Nitrogen fertilizers sales revenues reached US$ 102 million in 2Q14, an increase of US$ 10 million in comparison to 1Q14, but 31.1% lower than in 2Q13. This decrease in revenues was mainly a result of lower sales volumes (US$ 43 million) in ammonia and urea production, resulting from the sale of the Araucária operation at the end of 2Q13.

In 2Q14, fertilizer costs were US$ 599 million, US$ 78 million higher than in 1Q14. After excluding the effects of higher volumes (US$ 22 million) and exchange rate variations (US$ 21 million), costs were up by US$ 35 million, mainly reflecting higher costs with materials (US$ 17 million) and outsourced services (US$ 16 million) due to maintenance works that occurred in 2Q14.

Fertilizer expenses decreased to US$ 19 million in 2Q14 against US$ 22 million in 1Q14. Pre-operating and stoppage expenses totaled US$ 13 million in 2Q14.

FERTILIZERS COGS - 1Q14 x 2Q14 (US$ million)

		Variance drivers
US$ million	1Q14	Volume	Exchange Rate	Others	Total Variation 1Q14 x 2Q14	2Q14 Total
Outsourced services	87	5	3	16	24	111
Materials	170	6	3	17	26	196
Energy (Electricity, fuel & gas)	70	8	4	(12)	—	70
Acquisition of products	—	—	—	6	6	6
Personnel	68	—	4	5	9	77
Depreciation	92	—	5	10	15	107
Others	34	3	1	(7)	(3)	31
Total	521	22	21	35	78	599

Disclaimer: The effects of volume, exchange rate and other variations are not accounting figures. This is calculated in a simplified way for management purposes.

Market outlook

The fertilizer market remained balanced during the beginning of 2Q14, but demand softened by the end of the quarter as the application season in the Northern hemisphere came to an end. Slowdown in demand was partially offset by an improved Indian market as a result of a stronger local currency and lower domestic inventories.

During 2Q14 phosphate prices rose following strong demand from the Northern hemisphere.  However, the rise in price was softened by a smooth global demand and the introduction of lower export taxes in China as of May.

The political turmoil in the Black Sea region, involving Russia and Ukraine, added upward pressure mostly to nitrogen fertilizer prices. Ammonia prices reached their peak in May, decreasing afterwards as a result of weaker seasonal demand.

Brazil’s demand remained buoyant and is expected to improve in the following quarter. Since the beginning of the year, purchases of fertilizers have increased by 7% compared to 1H13. Demand was supported by the second harvest and winter crops. Demand is expected to further increase as the application season starts in 3Q14.

Latin America should also present a strong fertilizer demand during 3Q14 as the region is preparing for the summer 2014-2015 planting season.

FERTILIZER NUTRIENTS BUSINESS PERFORMANCE

GROSS OPERATING REVENUE BY PRODUCT

US$ million	2Q14	1Q14	2Q13
Potash	38	39	52
Phosphates	492	420	580
Nitrogen	102	92	148
Others	29	19	25
Total	661	570	805

AVERAGE SALE PRICE

US$/ metric ton	2Q14	1Q14	2Q13
Potash	358.49	336.21	444.44
Phosphates
MAP	574.19	502.21	595.38
TSP	424.39	396.57	492.57
SSP	208.41	204.68	296.58
DCP	613.77	548.83	610.58
Phosphate rock	64.64	58.10	87.20
Nitrogen	625.77	557.58	644.95

VOLUME SOLD

‘000 metric tons	2Q14	1Q14	2Q13
Potash	106	116	117
Phosphates
MAP	208	296	240
TSP	232	159	199
SSP	622	417	618
DCP	129	124	127
Phosphate rock	789	809	711
Others phosphates	64	43	63
Nitrogen	163	165	229

SELECTED FINANCIAL INDICATORS

US$ million	2Q14	1Q14	2Q13
Net Revenues	614	533	760
Costs(1)	(491)	(429)	(594)
Expenses(1)	(19)	(22)	(43)
Pre-operating and stoppage expenses(1)	(13.0)	(30.0)	(85.0)
R&D expenses	(19)	(17)	(5)
Adjusted EBITDA	72	35	33
Depreciation and amortization	(116)	(100)	(105)
Adjusted EBIT	(44)	(65)	(72)
Adjusted EBIT margin (%)	(7.2)	(12.2)	(9.5)

(1) Net of depreciation and amortization

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES

For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/Investors/Quarterly results and reports/Financial statements - Vale.

CONFERENCE CALL AND WEBCAST

Vale will host two conference calls and webcasts on Thursday, July 31st. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Standard Time, 4:00 p.m. British Standard Time, and 11:00 p.m. Hong Kong time.

Dial in to conference calls/webcasts:

In Portuguese:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from the US: (1 888) 700-0802

Participants from other countries: (1 786) 924-6977

Access code: VALE

In English:

Participants from Brazil: (55 11) 3193-1001 / (55 11) 2820-4001

Participants from the US: (1 412) 317-6029

Participants from other countries: (1 866) 262-4553

Access code: VALE

Instructions for participation will be available on the website:  www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of July 31st, 2014.

ANNEX 1 — SIMPLIFIED FINANCIAL STATEMENTS

INCOME STATEMENT

US$ million	2Q14	1Q14	2Q13
Gross operating revenues	10,079	9,682	10,847
Taxes	(177)	(179)	(184)
Net operating revenue	9,902	9,503	10,663
Cost of goods sold	(6,081)	(5,590)	(5,917)
Gross profit	3,821	3,913	4,746
Gross margin (%)	38.6	41.2	44.5
Selling, general and administrative expenses	(237)	(282)	(312)
Research and development expenses	(160)	(145)	(156)
Pre-operating and stoppage expenses	(264)	(248)	(462)
Other operational expenses	(165)	(217)	(232)
Impairment	(774)	—	—
Operating profit	2,221	3,021	3,584
Financial revenues	72	103	155
Financial expenses	(983)	(682)	(536)
Gains (losses) on derivatives, net	368	212	(983)
Monetary and exchange variation	484	516	(1,965)
Equity income and provision for losses	244	195	53
Results on sale investments from associates and joint controlled entities	(18)	—	—
Income before taxes	2,388	3,365	308
Tax and social contribution (Current)	(551)	(928)	(253)
Tax and social contribution (Deferred)	(452)	(61)	324
Net Earnings from continuing operations	1,385	2,376	379
Loss attributable to non-controlling interest	43	139	34
Gain (loss) from discontinued operations	—	—	11
Net earnings (attributable to the Company’s stockholders)	1,428	2,515	424
Earnings per share (attributable to the Company’s stockholders - US$)	0.28	0.49	0.08
Diluted earnings per share (attributable to the Company’s stockholders - US$)	0.28	0.49	0.08

FINANCIAL RESULTS

US$ million	2Q14	1Q14	2Q13
Gross interest	(400)	(334)	(334)
Debt with third parties	(400)	(334)	(334)
Tax and labour contingencies	(35)	(7)	(45)
Others	(373)	(180)	(157)
Financial expenses (REFIS)	(175)	(161)	—
Financial expenses	(983)	(682)	(536)
Financial income	72	103	155
Derivatives	368	212	(983)
Exchange and monetary gain (losses), net	484	516	(1,965)
Financial result, net	(59)	149	(3,329)

EQUITY INCOME BY BUSINESS SEGMENT

US$ million	2Q14%		1Q14%		2Q13%
Ferrous minerals	234	95.9	217	111.3	99	186.8
Coal	8	3.3	12	6.2	7	13.2
Base metals	(7)	(2.9)	(6)	(3.1)	—	—
Logistics	19	7.8	—	—	—	—
Steel	(10)	(4.1)	(19)	(9.7)	(44)	(83.0)
Others	—	—	(9)	(4.6)	(9)	(17.0)
Total	244	100.0	195	100.0	53	100.0

BALANCE SHEET

US$ million	30/06/2014	31/03/2014	30/06/2013
Assets
Current	22,576	22,991	21,051
Long-term	8,345	8,475	9,477
Fixed	97,830	96,171	96,003
Total	128,751	127,637	126,531
Liabilities
Current	9,528	8,962	11,109
Long term	50,871	50,776	43,717
Shareholders’ equity	68,352	67,899	71,705
Paid-up capital	60,137	56,101	56,101
Reserves	6,967	10,292	14,160
Non-controlling interest	1,248	1,506	1,444
Total	128,751	127,637	126,531

CASH FLOW

US$ million	2Q14	1Q14	2Q13
Cash flows from operating activities:
Net income	1,385	2,376	379
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	901	1,026	1,042
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(244)	(195)	(53)
Deferred income taxes	452	61	(324)
Impairment	774	—	—
Loss on sale of property, plant and equipment	168	127	69
Gain on sale of assets	18	—	—
Exchange and monetary losses	(163)	(311)	827
Net unrealized derivative losses	(282)	(195)	1,054
Debentures	268	22	82
Others	(20)	9	55
Decrease (increase) in assets:
Accounts receivable	(28)	1,822	999
Inventories	211	(811)	436
Recoverable taxes	413	755	(177)
Others	65	63	(64)
Increase (decrease) in liabilities:
Suppliers	72	20	235
Payroll and related charges	205	(594)	193
Income tax	187	(208)	93
Others	213	115	62
Net cash provided by operating activities from current operations	4,595	4,082	4,908
Net cash used in operating activities from discontinued operations	—	—	29
Net cash provided by operating activities	4,595	4,082	4,937

Cash flows from investing activities:
Short term investments	—	1	155
Loans and advances receivable	165	(97)	(85)
Guarantees and deposits	(16)	(32)	(18)
Additions to investments	(76)	(121)	(23)
Additions to property, plant and equipment	(2,712)	(2,383)	(3,115)
Dividends received	208	11	272
Proceeds from disposals of investment	317	—	—
Net cash used in investing activities from current operations	(2,114)	(2,621)	(2,814)
Net cash used in investing activities from discontinued operations	—	—	(277)
Net cash used in investing activities	(2,114)	(2,621)	(3,091)

Cash flows from financing activities:
Loans and financing - Additions	10	651	939
Loans and financing - Repayments	(237)	(293)	(588)
Interest attributed to shareholders	(2,100)	—	(2,250)
Dividends to minority interest	—	—	(10)
Net cash used in financing activities from current operations	(2,327)	358	(1,909)
Net cash used in financing activities from discontinued operations	—	—	87
Net cash used in financing activities	(2,327)	358	(1,822)

Increase (decrease) in cash and cash equivalents	154	1,819	24
Effect of exchange rate changes on cash and cash equivalents	(271)	42	(179)
Cash and cash equivalents, beginning of period	7,182	5,321	6,042
Cash and cash equivalents, end of period	7,065	7,182	5,887

Supplemental information
Cash paid during the period for:
Interest on loans and financing	(345)	(453)	(361)
Income taxes	(67)	(159)	(354)
Non-cash transactions:
Interest capitalized	178	15	40

ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS

VOLUME SOLD - MINERALS AND METALS

‘000 metric tons	2Q14	1Q14	2Q13
Iron ore fines	63,726	54,523	59,177
ROM	3,659	3,320	2,744
Pellets	9,504	9,986	10,203
Manganese ore	496	124	310
Ferroalloys	30	51	43
Thermal coal	73	476	136
Metallurgical coal	1,817	880	1,720
Nickel	67	65	65
Copper	76	84	77
Gold (‘000 oz)	69	79	70
Silver (‘000 oz)	368	497	639
PGMs (‘000 oz)	117	164	115
Cobalt (metric ton)	649	591	773
Potash	106	116	117
Phosphates
MAP	208	296	240
TSP	232	159	199
SSP	622	417	618
DCP	129	124	127
Phosphate rock	789	809	711
Others phosphates	64	43	63
Nitrogen	163	165	229

AVERAGE SALE PRICES

US$/ton	2Q14	1Q14	2Q13
Iron ore fines	84.60	94.79	102.66
ROM	18.86	20.48	24.78
Iron ore fines + ROM	81.03	90.52	99.21
Pellets	135.63	147.31	146.83
Manganese ore	127.02	169.35	167.74
Ferroalloys	1,966.67	1,196.08	1,302.33
Thermal coal	68.49	75.49	103.49
Metallurgical coal	107.87	114.36	139.62
Nickel	17,731.34	14,276.92	15,123.08
Copper	6,319.62	6,024.08	6,140.89
Platinum (US$/oz)	1,429.48	1,433.63	1,438.72
Gold (US$/oz)	1,270.71	1,278.40	1,362.75
Silver (US$/oz)	26.28	24.74	16.93
Cobalt (US$/lb)	13.28	11.51	11.15
Potash	358.49	336.21	444.44
Phosphates
MAP	574.19	502.21	595.38
TSP	424.39	396.57	492.57
SSP	208.41	204.68	296.58
DCP	613.77	548.83	610.58
Phosphate rock	64.64	58.10	87.20
Nitrogen	625.77	557.58	644.95

OPERATING MARGIN BY SEGMENT (EBIT ADJUSTED MARGIN)

%	2Q14	1Q14	2Q13
Ferrous minerals	43.2	46.1	51.8
Coal	(84.0)	(146.7)	(48.4)
Base metals	12.8	6.9	(3.0)
Fertilizer nutrients	(7.2)	(12.2)	(9.5)
Total(1)	30.2	31.8	33.6

(1) Excluding non-recurring effects

ANNEX 3 — RECONCILIATION OF IFRS and “NON-GAAP” INFORMATION

Adjusted EBIT

US$ million	2Q14	1Q14	2Q13
Net operating revenues	9,902	9,503	10,663
COGS	(6,081)	(5,590)	(5,917)
SG&A	(237)	(282)	(312)
Research and development	(160)	(145)	(156)
Pre-operating and stoppage expenses	(264)	(248)	(462)
Other operational expenses	(165)	(217)	(232)
Adjusted EBIT	2,995	3,021	3,584

Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	2Q14	1Q14	2Q13
Operational cash flow	4,595	4,082	4,937
Income tax	551	928	253
FX and monetary losses	163	311	(827)
Financial expenses	12	(69)	3,349
Net working capital	(1,338)	(1,162)	(1,777)
Dividends received	208	11	272
Other	(87)	(43)	(1,308)
Adjusted EBITDA	4,104	4,058	4,899

Net debt

RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	2Q14	1Q14	2Q13
Total debt	30,257	30,346	29,863
Cash and cash equivalents	7,067	7,184	6,255
Net debt	23,190	23,162	23,608

Total debt / LTM Adjusted EBITDA

US$ million	2Q14	1Q14	2Q13
Total debt / LTM Adjusted EBITDA (x)	1.5	1.4	1.6
Total debt / LTM operational cash flow (x)	2.1	2.0	1.7

Total debt / Enterprise value

US$ million	2Q14	1Q14	2Q13
Total debt / EV (%)	33.1	32.1	32.4
Total debt / total assets (%)	23.6	23.8	23.6

Enterprise value = Market capitalization + Net debt

LTM Adjusted EBITDA / LTM interest payments

US$ million	2Q14	1Q14	2Q13
LTM adjusted EBITDA / LTM interest payments (x)	13.4	13.8	13.2
LTM operational profit / LTM interest payments (x)	7.7	8.9	6.5

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 31, 2014		Rogerio T. Nogueira Director of Investor Relations